Exhibit a(5)(D)

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE

RICHARD SCARANTINO, Individually and	)
On Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)	Case No.
)
v.	)	JURY TRIAL DEMANDED
)
TESARO, INC., DAVID MOTT,	)	CLASS ACTION
LAWRENCE ALLEVA, JAMES	)
ARMITAGE, EARL COLLIER, JR., MARY	)
LYNNE HEDLEY, LONNIE MOULDER,	)
GARRY NICHOLSON, KAVITA PATEL,	)
BETH SEIDENBERG, PASCALE WITZ,	)
PVKG INTERMEDIATE HOLDINGS INC.,	)
and PVKG MERGER SUB, INC.,	)
)
Defendants.	)

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.                                           This action stems from a proposed transaction announced on December 3, 2018 (the “Proposed Transaction”), pursuant to which TESARO, Inc. (“TESARO” or the “Company”) will be acquired by GlaxoSmithKline plc (“Parent”) and Adriatic Acquisition Corporation (“Merger Sub,” and together with Parent, “GlaxoSmithKline”).

2.                                           On December 3, 2018, TESARO’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”) with GlaxoSmithKline. Pursuant to the terms of the Merger Agreement, Merger Sub commenced a tender offer (the “Tender Offer”) to acquire all of TESARO’s outstanding common stock for $75.00 per share in cash. The Tender Offer is set to expire on January 14, 2019.

3.                                           On December 14, 2018, defendants filed a Solicitation/Recommendation Statement (the “Solicitation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.

4.                                           The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Solicitation Statement.

JURISDICTION AND VENUE

5.                                           This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(e), 14(d), and 20(a) of the 1934 Act and Rule 14a-9.

6.                                           This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.                                           Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8.                                           Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of TESARO common stock.

9.                                           Defendant TESARO is a Delaware corporation and maintains its principal executive offices at 1000 Winter Street, Waltham, Massachusetts 02451. TESARO’s common stock is traded on the NasdaqGS under the ticker symbol “TSRO.” TESARO is a party to the Merger Agreement.

10.                                    Defendant David Mott is a director of the Company.

11.                                    Defendant Lawrence Alleva is a director of the Company.

12.                                    Defendant James Armitage is a director of the Company.

13.                                    Defendant Earl Collier, Jr. is a director of the Company.

14.                                    Defendant Mary Lynne Hedley is a director of the Company.

15.                                    Defendant Lonnie Moulder is a director of the Company.

16.                                    Defendant Garry Nicholson is a director of the Company.

17.                                    Defendant Kavita Patel is a director of the Company.

18.                                    Defendant Beth Seidenberg is a director of the Company.

19.                                    Defendant Pascale Witz is a director of the Company.

20.                                    The defendants identified in paragraphs 10 through 19 are collectively referred to herein as the “Individual Defendants.”

21.                                    Defendant Parent is a public limited company organized under the laws of England and Wales and a party to the Merger Agreement.

22.                                    Defendant Merger Sub is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement.

CLASS ACTION ALLEGATIONS

23.                                    Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of TESARO (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

24.                                    This action is properly maintainable as a class action.

25.                                    The Class is so numerous that joinder of all members is impracticable. As of November 30, 2018, there were approximately 55,067,387 shares of TESARO common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

26.                                    Questions of law and fact are common to the Class, including, among others, whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

27.                                    Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

28.                                    The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

29.                                    Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

30.                                    TESARO is an oncology-focused biopharmaceutical company that provides transformative therapies to patients facing cancer.

31.                                    On December 3, 2018, TESARO’s Board caused the Company to enter into the Merger Agreement with GlaxoSmithKline.

32.                                    Pursuant to the terms of the Merger Agreement, Merger Sub commenced the Tender Offer to acquire all of TESARO’s outstanding common stock for $75.00 per share in cash.

33.                                    According to the press release announcing the Proposed Transaction:

GlaxoSmithKline plc (LSE/NYSE: GSK) and TESARO Inc (NASDAQ: TSRO) today announced that the Companies have entered into a definitive agreement pursuant to which GSK will acquire TESARO, an oncology-focused company based in Waltham, Massachusetts, for an aggregate cash consideration of approximately $5.1 billion (£4.0 billion). The proposed transaction significantly strengthens GSK’s pharmaceutical business, accelerating the build of GSK’s pipeline and commercial capability in oncology.

TESARO is a commercial-stage biopharmaceutical company, with a major marketed product, Zejula (niraparib), an oral poly ADP ribose polymerase (PARP) inhibitor currently approved for use in ovarian cancer. PARP inhibitors are transforming the treatment of ovarian cancer, notably demonstrating marked clinical benefit in patients with and without germline mutations in a BRCA gene (gBRCA). Zejula is currently approved in the US and Europe as a treatment for adult patients with recurrent ovarian cancer who are in response to platinum-based chemotherapy, regardless of BRCA mutation or biomarker status.

Clinical trials to assess the use of Zejula in “all-comers” patient populations, as a monotherapy and in combinations, for the significantly larger opportunity of first line maintenance treatment of ovarian cancer are also underway. These ongoing trials are evaluating the potential benefit of Zejula in patients who carry gBRCA mutations as well as the larger population of patients without gBRCA mutations whose tumours are HRD-positive and HRD-negative. Results from the first of these studies, PRIMA, are expected to be available in the second half of 2019.

GSK also believes PARP inhibitors offer significant opportunities for use in the treatment of multiple cancer types. In addition to ovarian cancer, Zejula is currently being investigated for use as a possible treatment in lung, breast and prostate cancer, both as a monotherapy and in combination with other medicines, including with TESARO’s own anti-PD-1 antibody (dostarlimab, formerly known as TSR-042).

In addition to Zejula, TESARO has several oncology assets in its pipeline including antibodies directed against PD-1, TIM-3 and LAG-3 targets. . . .

Financial highlights

The acquisition price of $75 per share in cash represents a 110% premium to TESARO’s 30 day Volume Weighted Average Price of $35.67 and an aggregate consideration of approximately $5.1 billion (£4.0 billion) including the assumption of TESARO’s net debt.

Zejula’s revenues in its current approved indication as second-line maintenance treatment for ovarian cancer were $166 million for the 9 months ended 30 September 2018.

GSK expects the acquisition of TESARO and associated R&D and commercial investments will impact Adjusted EPS for the first two years by mid to high single digit percentages, reducing thereafter with the acquisition expected to start to be accretive to Adjusted EPS by 2022.

GSK’s guidance for full-year 2018 Adjusted EPS growth remains unchanged at 8 to 10% at CER. GSK continues to expect to deliver on its previously published Group Outlooks to 2020, but following the acquisition of TESARO now expects Adjusted EPS growth at CER for the period 2016-2020 to be at the bottom end of the mid to high single digit percentage CAGR range.

Guidance and Group Outlooks are given on the bases set out on pages 37 and 38 of GSK’s Q3 2018 results, including definitions of CER growth and Adjusted results.

GSK confirms no change to its current dividend policy and continues to expect to pay 80p in dividends for 2018.

GSK expects to fund the acquisition from cash resources and drawing under a new acquisition facility.

Structure and Terms of the Transaction

Under the terms of the merger agreement between GSK and TESARO, unanimously approved by TESARO’s Board of Directors, a subsidiary of GSK will commence a tender offer within the next 10 business days to acquire all of the issued and outstanding shares of TESARO common stock for a price of $75 per share in cash upon completion of the offer. The transaction is expected to complete in the first quarter of 2019, subject to satisfaction of customary closing conditions, including the tender by TESARO stockholders of at least one share more than 50% of the issued and outstanding shares of TESARO and required regulatory approvals, including clearance by the US Federal Trade Commission. Following closing of the tender offer, GSK will acquire any shares of TESARO that are not tendered in the tender offer through a second-step merger under Delaware law at the tender offer price.

The value of the gross assets of TESARO to be acquired (as at 30 September 2018) is $711 million (£555 million at the rate of £1 = $1.28, being the 30 November spot rate). The net losses of the business were $466 million for the 9 months ended 30 September 2018 (£345 million, at the rate of £1 = $1.35, being the average rate for the 9 months ended 30 September 2018).

GSK is in discussions with several key executives of TESARO to ensure their continued employment with the company. . . .

TESARO portfolio and pipeline

Zejula is an orally active and potent poly ADP-ribose polymerase (PARP) inhibitor. PARP is a family of proteins involved in many functions in a cell, including DNA repair, gene expression, cell cycle control, intracellular trafficking and energy metabolism. PARP proteins play key roles in single strand break repair through the base excision repair pathway. PARP inhibitors have shown activity as a monotherapy against tumours with existing DNA repair defects, such as BRCA1 and BRCA2, and as a combination therapy when administered together with anti-cancer agents that induce DNA damage or activate the immune system.

TESARO’s development pipeline also has a number of novel oncology candidates that modulate the function of the immune system via different mechanisms. By blocking the interaction of PD-1, TIM-3 and LAG-3 with their respective ligands, antibodies to these targets aim to restore immune anti-cancer function in patients across a variety of tumour types.

The Solicitation Statement Omits Material Information, Rendering It False and Misleading

34.                                    Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction.

35.                                    As set forth below, the Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading.

36.                                    The Solicitation Statement omits material information regarding the Company’s financial projections and the analyses performed by the Company’s financial advisors in connection with the Proposed Transaction, Citigroup Global Markets Inc. (“Citi”) and Centerview Partners LLC (“Centerview”).

37.                                    With respect to the Company’s financial projections, the Solicitation Statement fails to disclose: (i) all line items used to calculate EBIT; (ii) all line items used to calculate unlevered free cash flow; (iii) a reconciliation of all non-GAAP to GAAP metrics; and (iv) with respect to the “Product-Level Forecasts,” projected cash flows.

38.                                    With respect to Citi’s Selected Public Companies Analysis, the Solicitation Statement fails to disclose the individual multiples and financial metrics for the companies observed by Citi in the analysis.

39.                                    With respect to Citi’s Selected Precedent Transactions Analysis, the Solicitation Statement fails to disclose the individual multiples and financial metrics for the transactions observed by Citi in the analysis.

40.                                    With respect to Citi’s Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) the individual inputs and assumptions underlying the range of discount rates of 10.8% to 12.9% and the range of perpetuity growth rates of negative 2.00% to positive 2.00%; and (ii) the terminal values for the Company.

41.                                    With respect to Citi’s Sum-of-the-Parts Analysis, the Solicitation Statement fails to disclose: (i) the individual inputs and assumptions underlying the discount rates of 10.8% and 12.9%; and (ii) the terminal values for each product or product development candidate.

42.                                    With respect to Citi’s analysis of premiums paid, the Solicitation Statement fails to disclose the premiums paid in the transactions observed by Citi in the analysis.

43.                                    With respect to Centerview’s Selected Public Company Analysis, the Solicitation Statement fails to disclose the individual multiples and financial metrics for the companies observed by Centerview in the analysis.

44.                                    With respect to Centerview’s Selected Precedent Transaction Analysis, the Solicitation Statement fails to disclose the individual multiples and financial metrics for the transactions observed by Centerview in the analysis.

45.                                    With respect to Centerview’s Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) the terminal values of the Company; and (ii) the individual inputs and assumptions underlying the range of discount rates of 11.0% to 13.0%.

46.                                    With respect to Centerview’s analysis of premiums paid, the Solicitation Statement fails to disclose the transactions observed by Centerview in the analysis as well as the premiums paid in the transactions.

47.                                    The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. Moreover, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

48.                                    The Solicitation Statement also fails to disclose the timing and nature of the “competitive bidding process conducted by the Company” that resulted in the Company entering into the capped call transactions with Citi, as well as whether the Individual Defendants considered any potential conflicts of interest of Citi that may have arisen or may arise as a result of such transactions.

49.                                    The omission of the above-referenced material information renders the Solicitation Statement false and misleading, including, inter alia, the following section of the Solicitation Statement: The Solicitation or Recommendation.

50.                                    The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s stockholders.

COUNT I

(Claim for Violation of Section 14(e) of the 1934 Act Against Defendants)

51.                                    Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

52.                                    Section 14(e) of the 1934 Act states, in relevant part, that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

53.                                    Defendants disseminated the misleading Solicitation Statement, which contained statements that, in violation of Section 14(e) of the 1934 Act, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not misleading.

54.                                    The Solicitation Statement was prepared, reviewed, and/or disseminated by defendants.

55.                                    The Solicitation Statement misrepresented and/or omitted material facts in connection with the Proposed Transaction as set forth above.

56.                                    By virtue of their positions within the Company and/or roles in the process and the preparation of the Solicitation Statement, defendants were aware of this information and their duty to disclose this information in the Solicitation Statement.

57.                                    The omissions in the Solicitation Statement are material in that a reasonable shareholder will consider them important in deciding whether to tender their shares in connection with the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available.

58.                                    Defendants knowingly or with deliberate recklessness omitted the material information identified above in the Solicitation Statement, causing statements therein to be materially incomplete and misleading.

59.                                    By reason of the foregoing, defendants violated Section 14(e) of the 1934 Act.

60.                                    Because of the false and misleading statements in the Solicitation Statement, plaintiff and the Class are threatened with irreparable harm.

61.                                    Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Claim for Violation of 14(d) of the 1934 Act Against Defendants)

62.                                    Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

63.                                    Section 14(d)(4) of the 1934 Act states:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

64.                                    Rule 14d-9(d) states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

Item 8 requires that directors must “furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.”

65.                                    The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits the material facts set forth above, which renders the Solicitation Statement false and/or misleading.

66.                                    Defendants knowingly or with deliberate recklessness omitted the material information set forth above, causing statements therein to be materially incomplete and misleading.

67.                                    The omissions in the Solicitation Statement are material to plaintiff and the Class, and they will be deprived of their entitlement to make a fully informed decision with respect to the Proposed Transaction if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

68.                                    Plaintiff and the Class have no adequate remedy at law.

COUNT III

(Claim for Violation of Section 20(a) of the 1934 Act
Against the Individual Defendants and GlaxoSmithKline)

69.                                    Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

70.                                    The Individual Defendants and GlaxoSmithKline acted as controlling persons of TESARO within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as directors of TESARO and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

71.                                    Each of the Individual Defendants and GlaxoSmithKline was provided with or had unlimited access to copies of the Solicitation Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

72.                                    In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same.  The Solicitation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly connected with and involved in the making of the Solicitation Statement.

73.                                    GlaxoSmithKline also had direct supervisory control over the composition of the Solicitation Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Solicitation Statement.

74.                                    By virtue of the foregoing, the Individual Defendants and GlaxoSmithKline violated Section 20(a) of the 1934 Act.

75.                                    As set forth above, the Individual Defendants and GlaxoSmithKline had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act.

76.                                    As a direct and proximate result of defendants’ conduct, plaintiff and the Class are threatened with irreparable harm.

77.                                    Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.                                         Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B.                                         In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C.                                         Directing the Individual Defendants to file a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D.                                         Declaring that defendants violated Sections 14(e), 14(d), and 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E.                                          Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.                                           Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: January 4, 2019		RIGRODSKY & LONG, P.A.

	By:	/s/ Gina M. Serra
Brian D. Long (#4347)
OF COUNSEL:		Gina M. Serra (#5387)
300 Delaware Avenue, Suite 1220
RM LAW, P.C.		Wilmington, DE 19801
Richard A. Maniskas		Telephone: (302) 295-5310
1055 Westlakes Drive, Suite 300		Facsimile: (302) 654-7530
Berwyn, PA 19312		Email: bdl@rl-legal.com
Telephone: (484) 324-6800		Email: gms@rl-legal.com
Facsimile: (484) 631-1305
Email: rm@maniskas.com		Attorneys for Plaintiff